UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

THE HALLWOOD GROUP INCORPORATED
(Name of Subject Company (issuer))
HALLWOOD TRUST
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.10 per Share
(Title of Class of Securities)
406364 30 7
(CUSIP Number of Class of Securities)
W. Alan Kailer, Esq.
Hunton & Williams LLP
1445 Ross Avenue, Suite 3700
Dallas, Texas 75202-2799
(214) 468-3342
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 20, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	406364 30 7

(1)	NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Hallwood Trust

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY.

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS).

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION.

Island of Jersey, Channel Islands

(7)	SOLE VOTING POWER.

NUMBER OF	0

SHARES	(8)	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY	1,001,575 shares of common stock

EACH	(9)	SOLE DISPOSITIVE POWER.
REPORTING
PERSON	0

WITH	(10)	SHARED DISPOSITIVE POWER.

1,001,575 shares of common stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,001,575 shares of common stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11))

65.7%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	406364 30 7

(1)	NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Anthony J. Gumbiner

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY.

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS).

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION.

Island of Jersey, Channel Islands

(7)	SOLE VOTING POWER.

NUMBER OF	0

SHARES	(8)	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY	1,001,575 shares of common stock

EACH	(9)	SOLE DISPOSITIVE POWER.
REPORTING
PERSON	0

WITH	(10)	SHARED DISPOSITIVE POWER.

1,001,575 shares of common stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,001,575 shares of common stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11))

65.7%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Schedule 13D
     This Amendment No. 16 to Schedule 13D amends the Schedule 13D (the “Schedule 13D”), filed by Hallwood Trust,(formerly the Alpha Trust) a trust formed under the laws of the Island of Jersey, Channel Islands (the “Trust”) and Anthony J. Gumbiner, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. “No material changes” means no material changes to the response contained in the Schedule 13D previously filed.
Item 1. Security and Issuer.
     This Amendment No. 16 to Schedule 13D, relates to the Common Stock, par value $0.10 per share (the “Shares”), of The Hallwood Group Incorporated, a Delaware corporation (the “Company”) and amends and supplements all information contained in the Schedule 13D, as amended.
     The Company’s principal executive offices are at 3710 Rawlins, Suite 1500, Dallas, Texas 75219.
Item 2. Identity and Background.
(a) The persons on whose behalf this statement is filed are the Hallwood Trust (the “Trust”), a trust formed under the laws of the Island of Jersey, Channel Islands, and Anthony J. Gumbiner. The trustee of the Trust is Hallwood Company Limited, a corporation filed under the laws of Nevis (“HCL”). Mr. Gumbiner, his wife Marie Magdelaine Gumbiner, his children Celine Gumbiner and Charles Gumbiner, and Alastair Howie are directors of HCL and Mr. Gumbiner and his wife are the executive officers of HCL. The Trust owns the Shares through Hallwood Financial Limited (“Hallwood Financial”), a corporation organized under the laws of the British Virgin Islands that is wholly owned by the Trust. Mr. Gumbiner, his wife Marie Magdelaine Gumbiner and Alastair Howie, are directors of Hallwood Financial and Messrs. Gumbiner and Howie are the executive officers of Hallwood Financial.
(b) All of the persons identified in paragraph (a) and all the entities identified in paragraph (c) may be contacted at 3710 Rawlins, Suite 1220, Dallas, Texas 75219.
(c) Anthony J. Gumbiner is Chairman of the Board and Chief Executive Officer of The Hallwood Group Incorporated and certain of its affiliates.
          Marie Magdelaine Gumbiner is not employed.
          Celine Gumbiner is self-employed.
          Charles Gumbiner is self-employed.
          Alastair Howie is President of Hallwood Investments Limited, a holding company; Chairman of the Board of Directors of Brookwood Companies Incorporated; and an executive director of Hallwood Financial Limited.
(d) None of the persons identified in paragraph (a) have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the persons identified in paragraph (a) have, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Anthony J. Gumbiner is a citizen of the United Kingdom.
          Marie Magdelaine Gumbiner is a citizen of France.
          Celine Gumbiner is a citizen of the United States.
          Charles Gumbiner is a citizen of the United Kingdom.
          Alastair Howie is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration
          No material changes.
Item 4. Purpose of the Transaction
Item 4(a)—(j) is amended to include the following:
     Proposed Offer
     On April 20, 2009, Hallwood Financial Limited announced that it intends to offer to acquire all of the outstanding publicly held shares of the Company. Hallwood Financial currently owns 65.7% of the outstanding common stock of the Company and intends to offer to acquire the balance of the Company’s common stock at $12.00 per share in cash, representing a 15% premium over the weighted average closing price for the 10 trading days ending on April 20, 2009 and a 52% premium over the weighted average closing price since March 1, 2009. The press release is filed as an exhibit herewith and is incorporated by reference herein.
Item 5. Interest in Securities of the Issuer
          By virtue of the relationships reported under Item 2 of this statement, Hallwood Trust and Mr. Gumbiner may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by Hallwood Financial. None of the individuals identified in Item 2, other than Mr. Gumbiner, beneficially own any shares of the Company. No other material changes.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.
     Item 6 is amended to include the following:
     See “Item 4. Purpose of Transaction” for a description of the announcement by Offeror on April 20, 2009. This description is subject to, and qualified in its entirety by reference to the press release which has been filed as an exhibit herewith.
Item 7. Material to be Filed as Exhibits.
     Item 7 is amended to include the following:
Exhibit 99.1	Text of Press Release, issued by Hallwood Financial Limited on April 20, 2009

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALLWOOD TRUST
	By:	Hallwood Company Limited, Trustee
	By:	/s/ Anthony J. Gumbiner
		Name:	Anthony J. Gumbiner
		Title:	Director

/s/ Anthony J. Gumbiner
Anthony J. Gumbiner
Date: April 20, 2009